Exhibit 2.1

Lease Purchase and Sale Agreement

And

Participation Agreement

East Poplar Unit and Northwest Poplar Field Roosevelt County, Montana

This Lease Purchase and Sale and Participation Agreement (“Agreement”), dated effective as of September 6, 2011, is by and between VAALCO ENERGY (USA), INC., whose address is 4600 Post Oak Place, Suite 309, Houston, Texas 77027 (“Buyer”) and MAGELLAN PETROLEUM CORPORATION, a Delaware corporation whose address is 7 Custom House Street, Portland, Maine 04101, and NAUTILUS POPLAR LLC, a Montana limited liability company whose address is 700 East Ninth Avenue, Suite 200, Denver CO 80203 (each a “Seller” and collectively, the “Sellers”). Magellan Petroleum Corporation may sometimes be referred to as “Magellan” and Nautilus Poplar LLC may sometimes be referred to as “NP.” Buyer and each of the Sellers may be referred to individually as a “Party” or collectively as the “Parties.”

RECITALS

Sellers are the current owners and holders of approximately 22,001.42 net acres of oil, gas and mineral leases covering lands in Roosevelt County, Montana. The leasehold interests and the lands covered thereby are identified on Exhibit A, and the leases described in Exhibit A, to the extent each lease relates to the Assigned Interval, are referred to in this Agreement individually as a “Lease” and collectively as the “Leases.” Exhibit A also sets forth for each Lease the Sellers’ Working Interest and associated Net Revenue Interest therein, as well as the number of Net Mineral Acres covered by each Lease, together with the additional information set forth in such Exhibit A.

As used in this Agreement, the following definitions apply:

(a) “Sellers’ Net Mineral Acres” means with respect to any Lease, Sellers’ undivided ownership interest in that Lease, multiplied by the number of acres of oil and gas mineral rights in the lands covered by the Lease as set forth on the attached Exhibit A.

(b) “Lease Net Revenue Interest” means with respect to any Lease, lessee’s(s’) percentage ownership in production from a well on that Lease after deducting the lessee’s(s’) share of all applicable royalties, overriding royalties, and other burdens on production affecting such Lease as set forth on the attached Exhibit A.

(c) “Sellers’ Net Revenue Interest” means with respect to any Lease, Sellers’ percentage ownership in production from a well on that Lease after deducting the lessee’s share of all applicable royalties, overriding royalties, and other burdens on production affecting such Lease as set forth on the attached Exhibit A.

(d) “Sellers’ Working Interest” means the share of all costs and expenses associated with the exploration, development, and operation of a Lease that the Sellers are required to bear and pay by reason of their ownership of such Lease, expressed as a percentage.

(e) “Assigned Interval or Deep Interval” means that interval from the top of the Bakken formation, which is defined as the stratigraphic equivalent of 7032 feet as shown on the electrical log for the Nautilus EPU 119 well (API No. 25-085-21777), located in the NE/4NE/4, Sec. 31, Twp. 29N, R. 51E, MPM, Roosevelt County, Montana and all formations below the Bakken formation, but excluding the Shallow Interval.

(f) “Shallow Interval” means that interval from the surface of the land to the top of the Bakken formation, as defined in subparagraph (e) above.

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The Parties desire to enter into this Agreement in order to provide the terms and conditions under which Buyer will earn the Assets (as such term is later defined).

Subject to the terms and conditions of this Agreement, the Sellers have the right to assign, and desire to sell and assign to Buyer and Buyer desires to acquire the Assets.

Buyer and Seller desire to enter into mutually acceptable operating agreement(s) (or amendments or joinders to any existing operating agreements or unit operating agreements) (“Operating Agreements”), consistent with the terms of the materials attached hereto as Exhibit C, as such materials are more particularly described in Clause 12(c), and such Operating Agreements will, subject to the terms hereof, govern operations for the development of the Leases.

AGREEMENT

FOR SUFFICIENT VALUE RECEIVED, the Parties agree as follows:

PURCHASE AND SALE OF THE ASSETS

1.	Description of the Assets. To the extent associated with the Assigned Interval, and subject to the Excluded Assets, the “Assets” are an undivided 65% of Sellers’ right, title, and interest in and to the following:

(a) the oil, gas, and other mineral leases described on Exhibit A (the “Leases”) together with the lands covered thereby or pooled, communitized, or unitized therewith (the “Lands”), but the Leases and Lands are limited to and include therein only the Assigned Interval;

(b) equal rights with Sellers to the right of ingress and egress and use of the surface of the lands covered by the Leases to the same extent currently owned or enjoyed by Sellers;

(c) a subsurface easement through, over, and across the Leases to the extent reasonably necessary for Buyer to enjoy the rights to be granted to it in the Assigned Interval;

(d) all rights, titles, and interests of Sellers in and to, or otherwise derived from, all presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communitization agreements, declarations and/or orders (including, without limitation, all units formed under orders, rules, regulations, or other official acts of any federal, state, or other authority having jurisdiction, and voluntary unitization agreements, designations, and/or declarations) to the extent such affect the Leases and Lands;

(e) all easements, rights-of-way, servitudes, surface leases, surface use agreements, and other rights or agreements related to the use of the surface and subsurface as described on Exhibit B (the “Surface Agreements”), in each case only to the extent used in connection with the operation of the Leases and Lands and an equal right of use of Sellers’ rights, titles, and interests as to the instruments described on Exhibit B. Notwithstanding the provisions of this Clause 1(e), there is excluded from the matters described in this Clause 1(e) any such agreements and rights to the extent associated with any gathering system owned and operated by Sellers;

(f) to the extent assignable or transferable, an equal right of use in all permits, licenses, franchises, consents, approvals, and other similar rights and privileges (the “Permits”), in each case to the extent used in connection with the operation of the Leases and Lands;

(g) to the extent assignable or transferable, (i) all contracts, agreements, drilling contracts, equipment leases, production sales and marketing contracts, farm-out and farm-in agreements, operating agreements, service agreements, unit agreements, gas gathering and

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transportation agreements, and other contracts, agreements, and arrangements, relating to the Leases and the other matters described in this definition of Assets, and subject to, and in accordance with, any limitations set forth in such agreements, and (ii) equipment leases and rental contracts, service agreements, supply agreements, and other contracts, agreements, and arrangements relating to the Leases and the other matters described in this definition of Assets (the agreements identified in clauses (i) and (ii) above being collectively, the “Contracts,” with the material of such being set forth on Exhibit B);

(h) copies of all files, records, and data, whether electronic or hard copy, relating to the items described in Clause 1(a) through (g) maintained by Sellers including, without limitation, the following, if and to the extent that such files exist: all books, records, reports, manuals, files, title documents (including correspondence), records of production and maintenance, revenue, sales, expenses, warranties, lease files, land files, well files, division order files, abstracts, title opinions, assignments, reports, property records, contract files, operations files, HSE incident reports, material safety data sheets, copies of tax and accounting records (but excluding Federal and state income tax returns and records) and files, maps, core data, hydrocarbon analysis, well logs, mud logs, field studies together with other files, contracts, and other records and data including all geologic and geophysical data and maps, but excluding from the foregoing those files, records, and data subject to written unaffiliated third party contractual restrictions on disclosure or transfer (the “Records”). To the extent that any of the Records contain interpretations of Sellers, Buyer agrees to rely on such interpretations at its sole risk and without any duty on the part of Sellers regarding such interpretations; and

(i) to the extent assignable or transferable, an equal right to indemnification with respect to environmental claims including, without limitation, claims related to the groundwater contamination subject to EPA enforcement that Sellers have or may have as one of the successors and assigns under that Assignment of Oil and Gas Leases and Bill of Sale with Special Warranty dated effective January 1, 2002, recorded July 26. 2002, at Book 603, Page 148 Miscellaneous Real Property Records, Roosevelt County, Montana, from Murphy Exploration & Production Company, et al., as Assignor, to Ballard Petroleum Holdings LLC, as Assignee, executed subject to that certain Purchase and Sale Agreement dated July 16, 2002, between said Assignor and Assignee.

2.	Excluded Assets. Sellers reserve to themselves, and there is hereby excepted from this Agreement (collectively, the “Excluded Assets”):

(a) subject to Clauses 1(b) and 1(c), all rights in and to the Leases to the extent not included in the Assets, and specifically including in this exclusion all rights in and to the Shallow Interval in the leases and lands described in Exhibit A;

(b) all wellbores and the production therefrom, together with the equipment, personal property, and fixtures associated with the existing wells, whether producing, temporarily abandoned or plugged and abandoned, and any future wells drilled in the Shallow Interval, together with the salt water disposal wells described in Exhibit E to this Agreement and the right to continue disposal of produced water into the Nisku formation using such wells in conformity with their permits;

(c) all of Sellers’ field offices and yards and equipment stored therein;

(d) all of Sellers’ mineral interests in any lands covered by the Leases, overriding royalty interests, and leasehold royalty interests in the Leases, provided that such retained interests do not reduce the Lease Net Revenue Interest in the affected Lease to less than that set forth for each Lease on Exhibit A;

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(e) any gas gathering systems, storage tanks, pipelines, or other surface facilities owned or operated by Sellers or any of them;

(f) all documents and instruments of Sellers that may be protected by an attorney-client or other privilege;

(g) data, information, and other property, rights, or interests that cannot be disclosed or assigned to Buyer as a result of confidentiality or similar arrangements; and

(h) all corporate, income tax, and financial records of Sellers not included in the Records.

3.	Purchase and Sale. Subject to the terms and conditions of this Agreement, Sellers agree to sell and assign to Buyer, and Buyer agrees to purchase and acquire from Sellers, the Assets. Provided the Parties agree that, effective as of the Closing, Buyer shall own equitable title to the Assets, subject to fulfilling Buyer’s obligation to drill the Obligation Wells, and if the Buyer is assigned the Assets pursuant to Clause 13 of this Agreement, the Parties further agree that the sale and purchase of the Assets is effective as of the date of this Agreement (the “Effective Date”).

4.	Purchase Price. The cash portion of the purchase price for the Assets is US$5,000,000.00 (the “Purchase Price”).

5.	Obligation Wells. As additional consideration for the Assets, in addition to payment of the Purchase Price, Buyer, at its sole expense, as Operator, will Drill and Complete (as those terms are later defined) three (3) new wells (the “Obligation Wells”).

As used herein the term “Drill,” “Drilled,” or “Drilling” shall mean all activity and operations necessary to drill an Obligation Well to its final total length and/or depth and including any title examination, permitting, surveying, site preparation, casing, cementing, testing, data processing, logging, coring, or other work or operations necessary or incident to preparing the Obligation Well for completion operations, or if a dry hole, through the plugging and abandonment of the Obligation Well and abandonment of its surface location, unless Buyer intends to use the surface location in connection with the drilling of another well.

As used herein, the term “Complete,” “Completing,” or “Completion” means, with respect to an Obligation Well means all operations necessary to complete an Obligation Well for production of hydrocarbons and including running production casing, testing, logging, coring, fracture stimulation as agreed by the Parties, and procuring and installing flowlines, wellheads, tanks and other production equipment, through and including the well production meter that is located on the well site for the affected well downstream of any production treating equipment or facilities located at the well site for each Obligation Well, but not including the construction of any pipelines or other facilities downstream of the well production meter.

The Obligation Wells shall be Drilled and Completed as follows:

(a) One (1) Obligation Well shall be Drilled to test the Red River formation, one (1) Obligation Well shall be Drilled horizontally to test the Bakken formation, and one (1) Obligation Well shall be Drilled, at Buyer’s sole discretion, to test any interval or formation, whether previously tested or not, reasonably likely in Buyer’s sole opinion to produce hydrocarbons in paying quantities within the Assigned Interval.

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(b) Any Obligation Well Drilled to the Bakken formation must also be Drilled horizontally through the Bakken formation to a length that is customary for the average Bakken well in the area of the Leases, but in any event to a length at least sufficient to meet the horizontal well requirements of any applicable federal, state, or tribal rule, order, or regulation. Buyer and Magellan, each acting in good faith, shall agree on what length of such horizontal Drilling is customary for the average Bakken well in the area of the Leases.

(c) Buyer and Magellan, each acting in good faith, shall agree whether any hydrocarbons discovered within the Assigned Interval in any Obligation Well exist in paying quantities.

(d) Each of the Obligation Wells that finds hydrocarbons that can be produced in paying quantities in the Assigned Interval shall be Completed by Buyer for production. If hydrocarbons producible in paying quantities are not found, then such Obligation Well shall be plugged and abandoned by Buyer. In either case, Buyer shall conduct all Drilling and Completion operations in accordance with good oil and gas field practice at its sole cost, risk and expense. Buyer’s obligations in respect of Drilling and Completing an Obligation Well are satisfied on the date that such well is Completed and is thereafter capable of producing hydrocarbons in paying quantities or is plugged and abandoned.

(e) Buyer and Magellan, each acting reasonably and in good faith, shall agree on all material aspects of the Drilling and Completion procedures, including in relation to depth, location, using oil or water based mud, drill speed, casings, drilling, logging, cementing, completion, and fracture stimulation, if any, for each of the Obligation Wells. Buyer shall carry out all Drilling and Completion operations in accordance with good oil and gas field practice as would a reasonably prudent operator under the same or similar circumstances, and Buyer shall be responsible for all costs and expenses, including any liabilities (as defined in Clause 11(f)) related thereto. As to the Obligation Wells, Buyer agrees to indemnify Sellers for all costs, losses, liabilities and expenses indirectly or directly incurred by a Seller as a result of Buyer’s gross negligence, willful misconduct, or the failure of Buyer to conduct such Drilling and/or Completion operations in accordance with good oil and gas field practice as a reasonably prudent operator would under the same or similar circumstances; provided, however, that after an Obligation Well is Completed, any losses, liabilities, cost, and/or expenses that accrue with respect to and after such an Obligation Well is Completed, except those caused by Buyer’s gross negligence, willful misconduct, or by Buyer’s failure to conduct Drilling and Completion operations in such Obligation Well in accordance with good oil and gas field practice as would a reasonably prudent operator under the same or similar circumstances, shall be borne by the Parties in accordance with their respective Working Interest in accordance with the Operating Agreement executed between the Parties that is applicable to such Obligation Well.

In addition, as to any Obligation Well that is Completed, all production from such well and the revenue from the sale thereof attributable to the Leases shall be owned as between the Parties in their respective percentage ownership shares of Buyer – 65% and Sellers – 35%, subject to all applicable burdens and taxes.

(f) In respect of each Obligation Well, Buyer, at its sole cost, risk, and expense, shall also core, log, and case the well to the top of the Bakken formation and shall promptly provide to the Sellers all core samples and other data. Further, if it is agreed that an Obligation Well has not found hydrocarbons that can be produced in paying quantities, then Buyer and Magellan, each acting in good faith, shall agree on the measures to be taken to plug and abandon such Obligation Well, which shall either be to abandon the well completely or only to the top of the Bakken formation, all at Buyer’s sole cost, risk, and expense. If it is decided by Magellan that the well should be abandoned only to the top of the Bakken formation, then Sellers shall assume sole ownership of such Obligation Well above the Bakken formation and shall, following the completion of the plugging and abandonment

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procedures regarding such Obligation Well, thereafter assume one hundred (100%) per cent of all liability of whatsoever nature related to such Obligation Well above the Bakken formation including, but not limited to the plugging and abandoning of such well above the Bakken formation and shall indemnify and hold harmless Buyer from and against any losses, liabilities, cost and/or expenses that accrue with respect to such Obligation Well after it is taken over by Sellers. All plugging and abandonment operations, whether conducted by Buyer or Sellers shall be conducted in accordance with the applicable laws, orders, rules, and regulations of the State of Montana.

(g) One Obligation Well must be spudded on or before 1 June 2012 and the second and third Obligation Wells must be spudded on or before 31 December 2012. If an Obligation Well encounters hydrocarbons that can be produced in paying quantities, then Buyer shall be obligated to drill additional wells as provided in the applicable Operating Agreement. Once spudded, an Obligation Well must be Drilled and, if applicable, Completed with due diligence and dispatch.

(h) Buyer shall not be entitled to an assignment of the Assets, and shall have no further right to earn any interest in the Assets, if Buyer fails to Drill and, if applicable, Complete each of the Obligation Wells in accordance with the terms of this Agreement. If Buyer has not spudded any Obligation Well by the relevant date (as may be extended by reason of Force Majeure), or otherwise fails to Drill and, if applicable, Complete the Obligation Wells in accordance with the provisions of this Agreement, Sellers shall be entitled to retain the Purchase Price, Buyer shall relinquish to Sellers, effective as of the date of the failure, all of Buyer’s rights, title (equitable or otherwise), and interest in and to any Obligation Well that has been Drilled and, if applicable, Completed, and Sellers shall be entitled to terminate this Agreement. The Parties agree that these stipulated damages of retention of the Purchase Price and Buyer’s relinquishment of any rights whatsoever in any Obligation Well that has been Drilled and, if applicable, Completed shall constitute liquidated damages and is fair and reasonable and Buyer shall not assert that such retention is penal or otherwise unjust or unconscionable. Buyer shall be entitled to retain any production and the sale proceeds therefrom attributable to a relinquished Obligation Well that has accrued to Buyer’s credit prior to the effective date of the relinquishment.

(i) Buyer shall maintain with respect to each Obligation Well, as and when Drilled, all drilling reports, logs, drillstem test data, and geological and geophysical maps and all other relevant data, including any seismic data. Sellers will be entitled, at all reasonable times, upon reasonable notice and subject to compliance with Buyer’s reasonable health, safety, and environmental rules and regulations, at Sellers’ sole risk and expense, to access to the rig floor and location of all Obligation Wells.

TITLE MATTERS

6.1	Title Procedure. From the date of this Agreement until 5:00 p.m. Central Time on December 31, 2011, (the “Examination Period”), Sellers will afford to Buyer and its representatives reasonable access during normal business hours to the offices, personnel, books, and records of Sellers in order for Buyer to conduct a title examination as it may in its sole discretion choose to conduct with respect to the Assets in order to determine whether Title Defects exist.

6.2

Accessible Information; Expenses; Confidential Information; Indemnification. Buyer and its representatives may examine all abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, operating records and agreements, well files, financial and accounting records, geological, geophysical, engineering and environmental records pertaining to the Leases, in each case insofar as the same may now be in existence, in

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the possession of Sellers and to the extent that it relates to the Assigned Interval, provided, however, that Sellers may withhold access to (a) all legally privileged documents, except for title opinions, and (b) information that Sellers are prohibited from disclosing by bona fide third party confidentiality restrictions; provided further that Sellers will use their reasonable efforts to obtain a waiver of any such restrictions in favor of Buyer. The cost and expense of Buyer’s review of the title to the Assets will be borne solely by Buyer.

6.3	Notice of Asserted Title Defects.

(a) If Buyer discovers any Title Defect affecting any portion of the Leases, Buyer may notify Sellers of such alleged Title Defect from time to time prior to the expiration of the Examination Period. To be effective, such notice (“Title Defect Notice”) must:

(i)	be in writing;

(ii)	be received by Sellers prior to the expiration of the Examination Period;

(iii)	describe the Title Defect in reasonable detail including the basis therefore (including any alleged variance in the Lease Net Revenue Interest, Sellers’ Working Interest, or Sellers’ Net Mineral Acres in any Lease) and provide any supporting documents in Buyer’s possession;

(iv)	identify the specific Lease to which such Title Defect relates; and

(v)	include the Title Defect Amount attributable to such Title Defect, as determined by Buyer in good faith.

(b) Except for Buyer’s remedies for any breach by Sellers of their special warranty of title under the Assignment, at the end of the Examination Period, any matters that may otherwise constitute a Title Defect, but of which Sellers have not been specifically notified by Buyer in accordance with the foregoing, will be deemed to have been waived by Buyer for all purposes.

6.4	Title Defects, Title Defect Amount.

(a) The term “Title Defect” means:

(i)	Sellers have Defensible Title to a lesser number of Sellers’ Net Mineral Acres in any Lease than the number of Sellers’ Net Mineral Acres shown for the applicable Lease on Exhibit A;

(ii)	Subject to Clause 6.4(c)(iii), Sellers have Defensible Title to a lesser Lease Net Revenue Interest in any Lease than the Lease Net Revenue Interest shown for such Lease on Exhibit A;

(iii)	Sellers have Defensible Title to a greater Sellers’ Working Interest in a Lease than the Sellers’ Working Interest shown for such Lease on Exhibit A (and there is not a corresponding increase in Sellers’ Net Revenue Interest in such Lease);

(iv)

A Lease is subject to a preferential right to purchase or to a consent to assign, that if not obtained or waived could reasonably be expected to materially affect the value of or materially interfere with operations on or ownership of the Lease, and waiver of such a preferential right or consent to assign is not obtained prior to the end of Examination Period. Notwithstanding any other

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provisions of this Agreement to the contrary, if, as of the end of the Examination Period, (y) the number of Sellers’ Net Mineral Acres affected by any unwaived preferential right to purchase or unobtained consent to assign is in excess of ten percent (10%) of the total Sellers’ Net Mineral Acres set forth on Exhibit A and (z) Buyer and Sellers acting reasonably are not able to reach a mutually acceptable arrangement for resolving the uncertainty caused by the existence of the factors described in (y) above, then Buyer may cancel this Agreement and receive the return of the entire Purchase Price and the escrowed Assignment and all other escrowed documents shall be promptly returned to Sellers; or

(v)	A Lease is subject to a lien, charge, encumbrance, claim, easement, servitude, right, burden, or defect, that is not a Permitted Encumbrance.

(b) For purposes hereof, “Defensible Title” means such legal or equitable title deducible of record, that (i) is free from reasonable doubt, (ii) will not expose Buyer to a reasonable probability of litigation, (iii) would be acceptable to a reasonably prudent buyer of oil and gas properties in the area where the Leases are located, (iv) the Lease Net Revenue Interest as shown for a Lease on Exhibit A, will not be reduced, suspened, or terminated throughout the term of the Lease, except permitted pursuant to the terms of this Agreement, (v) the Sellers’ Working Interest as shown for a Lease on Exhibit A, will not increase throughout the term of the Lease, except for increases permitted pursuant to this Agreement or the applicable Operating Agreements, and (vi) each of the Leases has been filed of record with the Clerk and Recorder’s Office of Roosevelt County, Montana, an d filed with the Superintendent of the Bureau of Indian Affairs, Fort Peck Agency, the appropriate office of the Bureau of Land Management, or the Trust Land Management Division of the State of Montana, as may be applicable.

(c) Without limiting Sellers’ right to dispute the existence of a Title Defect, and subject to the thresholds, deductible and caps set out in Clause 11(g), the value of each asserted Title Defect (the “Title Defect Amount”) shall be determined as follows:

(i)

If the Title Defect results from a lien, charge, encumbrance, claim, easement, servitude, right, burden, or defect, that is not a Permitted Encumbrance, then the Title Defect Amount will be the amount of money required to remove the lien, charge, encumbrance, claim, easement, servitude, right, burden, or defect. The term “Permitted Encumbrance” shall mean (i) lessors’ royalties, overriding royalties, and similar burdens that do not operate to reduce the average Lease Net Revenue Interest in respect of all of the Leases below 80% (calculated in the manner described below in (iii)) or increase the Sellers’ Working Interest above the Sellers’ Working Interest set forth on Exhibit A (without a proportionate increase in the corresponding Net Revenue Interest); (ii) all rights to consent by, required notices to, and filings with or other actions by governmental authorities, if any, in connection with the change of ownership or control of an interest in any Lease that are customarily permitted to be and are customarily obtained after the delivery of an assignment; (iii) any required non-governmental third-party consent to change of ownership or control of the Lease or similar agreements provided such consent is obtained or waived prior to the delivery of the assignment of the affected Lease; (iv) inchoate materialmen’s, mechanics’, repairmen’s, employees’, contractors’, operators’, tax and other similar liens or charges arising pursuant to operations or in the ordinary course of business incidental to construction, maintenance, or operation of the Leases if they are not now due and payable; (v) easements in respect of surface operations, pipelines, or the

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like and easements on, over, or in respect of the Leases that are not such as to interfere materially with the operation, value or use of the Leases; (vi) all other inchoate liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities, affecting any of the Leases that individually or in the aggregate are customary in the industry and are not such as to, in the reasonable opinion of Buyer, to interfere materially with the operation, value or use of any of the Leases, that do not operate to reduce the average Lease Net Revenue Interest in respect of all of the Leases below 80% (calculated in the manner described below in (iii)) or increase the Sellers’ Working Interest in a Lease above the Sellers’ Working Interest set forth on Exhibit A (without a proportionate increase in the corresponding Net Revenue Interest); (vii) all applicable laws, rules and orders of any governmental authority; and (viii) liens for taxes not due and payable;

(ii)	If the Title Defect results from Sellers having Defensible Title to a lesser number of Sellers’ Net Mineral Acres in any Lease than the number of Sellers’ Net Mineral Acres shown for the applicable Lease on Exhibit A, then the Title Defect Amount will be an amount calculated by multiplying: (i) the difference between the actual number of Sellers’ Net Mineral Acres in any Lease to which Sellers have Defensible Title and the number of Sellers’ Net Mineral Acres as shown for the applicable Lease on Exhibit A and (ii) $227.26 (the “Per Acre Value”);

(iii)	If the Title Defect results from Sellers having an average Lease Net Revenue Interest in respect of all of the Leases of less than 80%, then the Title Defect Amount will be an amount of money calculated by multiplying the total number of Sellers’ Net Mineral Acres set forth on Exhibit A by the Per Acre Value and multiplying the result by a fraction, the numerator of which is the actual Lease Net Revenue Interest on an average basis for all of the Leases, and the denominator of which is 80%. The average Lease Net Revenue Interest for all of the Leases shall be calculated by multiplying the Lease Net Revenue Interest for each Lease by a fraction, the numerator of which is the number of Lease Net Mineral Acres for such Lease and the denominator is the total number of Lease Net Mineral Acres for all of the Leases that are owned by the Sellers as reflected on Exhibit A, and adding all of the resultant products;

(iv)	If the Title Defect results from Sellers having Defensible Title to Sellers’ Working Interest in respect of any Lease that is greater than the Sellers’ Working Interest shown for such Lease on Exhibit A (without a corresponding increase in Seller’s Net Revenue Interest for such Lease), then the Title Defect Amount will be an amount of money calculated by multiplying the actual number of Sellers’ Net Mineral Acres covered by the applicable Lease by the Per Acre Value and multiplying the result by a fraction the numerator of which is the actual Sellers’ Working Interest for the applicable Lease and the demoninator of which is the Sellers’ Working Interest for the Lease as shown on Exhibit A and subtracting from this product the amount derived from multiplying the number of Sellers’ Net Mineral Acres times the Per Acre Value; and

(v)	If the Title Defect results from a preferential right to purchase affecting any Lease that is not waived prior to the expiration of the Examination Period or from a consent to assignment that is not obtained prior to the delivery of the assignment of the affected Lease, then the affected Lease or Leases shall not be conveyed to Buyer and the Title Defect Amount shall be determined by multiplying the number of Sellers’ Net Mineral Acres for the Lease as shown on Exhibit A by the Per Acre Value.

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Provided, Title Defect Amounts will be determined without duplication of any Title Defect Amount for one Lease in the determination of the Title Defect Amount for another Lease. (By way of illustration, but without limitation, if a lien affects more than one Lease, then the total amount necessary to discharge the lien shall only be included in the Title Defect Amount for one of the affected Leases).

6.5	Procedures for Title Defects.

(a) Upon the receipt of a Title Defect Notice as provided for in Clause 6.3, Sellers will have the option, but not the obligation, to attempt to cure such Title Defect at Sellers’ sole cost and expense, which cure shall be accomplished to Buyer’s reasonable satisfaction within 90 days after Sellers’ receipt of the Title Defect Notice.

(b) Subject to the thresholds, deductible and caps set out in Clause 11(g), the Purchase Price will be reduced by an amount of money equal to the aggregate Title Defect Amounts of all Title Defects agreed to or determined and which have not been not cured by Sellers as provided in Clause 6.5(a).

(c) If, at the end of the 90 day cure period set forth in paragraph (a), above, there are any Title Defects or Title Defect Amounts claimed by Buyer, but not agreed to by Sellers, such defects and/or the amounts therefore may be submitted to binding arbitration as set forth in Clause 6.7. A failure to issue a notice of arbitration under Clause 6.7 within 30 days from the end of the 90 day cure period set forth in paragraph (a), shall mean that the relevant Party has waived for all purposes any its rights it may have in respect of the relevant Title Defect.

6.6	Title Benefits. If, during the Examination Period, it should be discovered that Sellers own a greater number of Sellers’ Net Mineral Acres in any of the Leases, and including any additional oil and gas leases within either the East Poplar Unit or the Northwest Poplar field as depicted on the plat attached hereto as Exhibit H that are discovered to be owned by Sellers as of the date of this Agreement, such additional Sellers’ Net Mineral Acres shall be referred to as a “Title Benefit.” Such Title Benefits can exist as a result of any survey affecting any of the existing Leases, clerical errors, title matters such as succession, among other reasons, and notice of such shall be given to Buyer by Sellers in accordance with the provisions of Clause 6.3 hereof. The value for any Title Benefit shall be paid to or otherwise credited to the Sellers and shall be calculated as the increase in the number of Sellers’ Net Mineral Acres either shown for an existing Lease or the Sellers’ Net Mineral Acres for a new oil and gas lease times the Per Acre Value. If the Parties cannot agree upon the existence of a Title Benefit, such dispute shall be subject to the arbitration provisions contained in Clause 6.7 hereof. Buyer shall promptly notify Seller of any Title Benefit that it becomes aware of during the Examination Period.

6.7	Arbitration.

(a) If any Party hereto elects to submit any dispute with respect to Title Matters to arbitration as specifically provided in this Clause 6.7, then such Party will notify the other Party in writing. Within 15 days following the delivery of such notice, Sellers and Buyer agree to jointly select an arbitrator. For disputes regarding Title Defects, Title Defect Amounts or Title Benefits, the arbitrator will be an experienced oil and gas attorney, familiar by training and not less than ten (10) years experience with U.S. oil and gas legal and business matters, including Montana titles and oil and gas transactions. This person

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will be the sole arbitrator (the “Title Arbitrator”) to hear and decide all existing disputes regarding asserted Title Defects, Title Defect Amounts and Title Benefits. If, in connection with a dispute concerning Title Matters, Sellers and Buyers are unable to agree on the proper construction of this Agreement as it relates to a Title Matter, then the Title Aribitrator shall determine the proper construction of this Agreement in that regard. If Sellers and Buyer are unable to agree on the Title Arbitrator within the 15-day period following delivery of the notice, then any Party may apply to a Colorado court for the selection of a Title Arbitrator with the qualifications set forth in this paragraph (a).

(b) Any arbitration hearing, if one is desired by the Title Arbitrator, will be held in Denver, Colorado, or such other location acceptable to both Sellers and Buyer and the Title Arbitrator. The proceeding shall be conducted by written submissions from Sellers and Buyer with exhibits, including interrogatories, supplemented with appearances by Buyer and Sellers as the Title Arbitrator may desire. The arbitration proceeding, subject only to the terms hereof, will be conducted informally and expeditiously and in such a manner as to result in a good faith resolution as soon as reasonably possible under the circumstances. The decision of the Title Arbitrator with respect to such remaining disputed matters will be reduced to writing, binding on the Parties and not appealable. Judgment upon the award(s) rendered by the Title Arbitrator may be entered and execution had in any court of competent jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement. Sellers and Buyer, respectively, will each bear its own legal fees and other costs incurred in presenting its respective case. The charges and expenses of the Title Arbitrator will be shared equally by Sellers and Buyer.

(c) The arbitration will commence as soon as possible after the Title Arbitrator is selected in accordance with the provisions of this Clause 6.7. In fulfilling his or her duties with respect to determining the amount of a Title Defect Amount and/or Title Benefit, the Title Arbitrator, as applicable, may consider such matters as, in the opinion of the Title Arbitrator, are necessary or helpful to make a proper valuation; however, the Title Arbitrator will be bound by those factors set forth in Clauses 6.4 and 6.5 in relation to Title Defects and Clause 6.6 in relation to Title Benefits. Furthermore, the Title Arbitrator may consult with and engage disinterested third parties to advise the Title Arbitrator including, without limitation, geologists, geophysicists, petroleum engineers, title attorneys and oil and gas lawyers, accountants and consultants, and the fees and expenses of such third parties will be considered to be charges and expenses of the Title Arbitrator. All disputes regarding Title Defects shall be resolved in accordance with the substantive law of Montana. Buyer’s sole remedy in relation to any determined Title Defect will be the determination of the appropriate Title Defect Amount, which will then be applied as provided in Clause 6.5 and the Title Arbitrator will not award any other remedy, including, without limitation, equitable relief, actual damages, consequential, exemplary or punitive damages, attorneys’ fees or interest reflecting the time value of money.

(d) Any replacement Title Arbitrator, should one become necessary, will be selected in accordance with the procedure provided above for the initial selection of the Title Arbitrator.

(e) As to any determination of amounts owing under the terms of this Clause 6.7, no lawsuit based on such claimed amounts owing will be instituted by either Buyer or Sellers, other than to compel arbitration proceedings or enforce the award of the Title Arbitrator.

(f) All privileges under state and federal law, including attorney-client and work-product privileges, will be preserved and protected to the same extent that such privileges would be protected in a federal or state court proceeding applying state or federal law, as the case may be.

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7.	Sellers’ Representations and Warranties. Each Seller represents and warrants (to the extent it applies to that Seller), individually and severally, not jointly, as applicable, to Buyer that:

(a) Magellan is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to own properties in the State of Montana and to hold record title to the Leases;

(b) NP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Montana and is duly qualified to own properties and conduct oil and gas operations in the State of Montana and to hold record title to the Leases;

(c) The execution and delivery of this Agreement has been, and the performance of this Agreement and the transactions contemplated hereby shall be, at the time required to be performed hereunder, duly and validly authorized by all requisite action on the part of Sellers, including without limitation, due approval by each Seller in accordance with its governing documents;

(d) This Agreement has been, on the one hand, and after the Closing the Assignment will be, on the other hand, duly executed and delivered on behalf of Sellers and constitute legal, valid and binding obligations on Sellers enforceable in accordance with their respective terms, except as enforceability may be limited by laws affecting the rights of creditors generally or equitable principles;

(e) The execution and delivery of this Agreement by Sellers does not, and the consummation of the transactions contemplated by this Agreement and the delivery of the Assignment shall not: (i) violate or be in conflict with, or require the consent of any person or entity under any provision of any Seller’s governing documents; (ii) violate any provision of or require any consent, authorization or approval under any judgment, decree, judicial or administrative order, award, writ, or injunction applicable to any Seller; (iii) result in the creation of any lien, charge, or encumbrance on any of the Leases; or (iv) violate or be in conflict with any financing arrangement or contract to which any Seller is a party;

(f) Sellers are not in breach or default of any of the material obligations under any of the Leases, nor have Sellers received any written notice from, or to Sellers’ knowledge there is not any assertion by any governmental authority or any other person claiming any violation or repudiation of the Leases or any violation of any law, rule, regulation, ordinance, order, decision or decree of any governmental authority with respect to the Leases;

(g) There are no existing operations to explore for, drill, or develop minerals on the Leases;

(h) Sellers have not executed any contracts, conveyances, assignments, agreements or encumbrances separate from the Leases that will interfere materially with the operation, value, or use of any of the Leases;

(i) Sellers have obtained, and maintained in effect, all necessary governmental permits, licenses, and other authorizations, if any, with regard to the ownership or operation of the Leases and Sellers have not received notice of any material violations in respect of such permits, licenses, or other authorizations;

(j) Except as set forth in Exhibit E, (i) NP is in material compliance with all applicable federal, state, local, tribal, and foreign laws, regulations, rules, ordinances, and orders which impose requirements upon NP relating to environmental protection, hazardous substances, or public or employee health and safety (collectively, “Environmental Laws”); (ii) NP is

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not subject to any pending or threatened claim alleging that NP, its businesses, or any of its assets is in violation of any Environmental Law; (iii) NP is not aware of any condition with respect to the Assets which would require it to take remedial action; and (iv) NP is not aware of and has not received any notice or other communication, whether oral or written, from any governmental authority or other person regarding, any actual, alleged, possible, or potential violation of, or failure to comply with, any applicable Environmental Law. With regard to Exhibit E, documents have been provided for Buyer to review, but Buyer is responsible for conducting its own due diligence as pertains to publicly available documents, and is not relying on Exhibit E as identifying a complete inventory of public information; and

(k) No lawsuit or other legal or administrative proceeding is pending or, to Sellers’ knowledge, threatened, that affects any Seller that would have a material adverse impact on the Leases or Sellers’ ability to consummate the transactions contemplated by this Agreement.

Any reference in the representations and warranties set out in this Clause 7 to a Seller’s “knowledge” or “awareness”, or similar phrases shall mean the actual knowledge of the relevant Seller’s manager located in Montana, or, if not in Montana, in the United States, who is primarily and directly responsible with respect to that Seller for the maintenance of and operations on the Leases.

THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLERS CONTAINED IN THIS CLAUSE 7 AND IN THE ASSIGNMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE. WITHOUT LIMITATION OF THE FOREGOING AND, EXCEPT FOR SELLERS’ EXPRESS REPRESENTATIONS AND WARRANTIES MADE IN THIS CLAUSE 7 AND IN THE ASSIGNMENT, SELLERS EXPRESSLY DISCLAIM ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. BUYER’S SOLE REMEDY IN RELATION TO ANY SUCH MISREPRESENTATION OR BREACH OF WARRANTY SHALL BE IN DAMAGES.

8.	Buyer Representations and Warranties. Buyer represents and warrants to Sellers that:

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite legal power and authority to own the Leases in the State of Montana;

(b) The execution and delivery of this Agreement have been, and the performance of this Agreement and the transactions contemplated hereby shall be, at the time required to be performed hereunder, duly and validly authorized by all requisite action on the part of Buyer, including, without limitation, approval by Buyer’s Board of Directors;

(c) This Agreement has been, on the one hand, and after the Closing the Assignment will be, on the other hand, duly executed and delivered on behalf of Buyer and constitute legal, valid and binding obligations on Buyer enforceable in accordance with their respective terms, except as enforceability may be limited by laws affecting the rights of creditors generally or equitable principles;

(d) The consummation of the transactions contemplated by this Agreement will not: (i) violate or be in conflict with, or require the consent of any person or entity under, any provision of Buyer’s organizational documents or pursuant to the rules of any stock exchange on which Buyers shares are listed; (ii) violate any provision of or require any consent, authorization, or approval under any judgment, decree, judicial or administrative order, award, writ, or injunction applicable to Buyer; or (iii) violate or be in conflict with any financing arrangement or contract to which Buyer is a party;

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(e) Buyer acknowledges that it is an experienced and knowledgeable investor in the oil and gas business, and the business of purchasing, owning, developing, and operating oil and gas properties such as the Assets. Buyer acknowledges that it has had full access to the Assets, the officers and employees of Sellers, and to the books, records, and files of Sellers relating to the Assets. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon the representations, warranties, covenants, and agreements of Buyer and Sellers set forth in this Agreement and Buyer’s own independent due diligence and investigation of the Assets, and has been advised by and has relied solely on its own expertise and its own legal, tax, operations, environmental, reservoir engineering, and other professional counsel and advisors concerning this transaction, the Assets, and the value thereof. In addition, Buyer acknowledges and agrees that Buyer will be or has been advised by and relies solely on its own expertise and its legal counsel and any advisors or experts concerning matters relating to Title Defects and environmental defects.

(f) Buyer is an experienced and knowledgeable investor in the oil and gas business. As such, Buyer is acquiring the Assets for its own account or that of its affiliates and not with a view to, or for offer of resale in connection with, a distribution thereof, within the meaning of the Securities Act of 1933, 15 U.S.C. § 77a et seq., and any other rules, regulations, and laws pertaining to the distribution of securities. Buyer has not solicited third parties to participate in the ownership of the Assets and Drilling and Completion of the Obligation Wells.

(g) Prior to commencing operations for Drilling any Obligation Well, Buyer will have been approved as an operator and, as appropriate, as a lessee by the Trust Land Management Division of the State of Montana, the Bureau of Indian Affairs, Fort Peck Agency, the Montana State Office of the Bureau of Land Management, the State of Montana, and any other applicable governmental authority necessary to carry out the Drilling and Completion of the Obligation Wells and to own an interest in the Leases, and prior to commencing Drilling operations will obtain, all necessary Drilling permits.

9.	Closing. Unless the Parties agree otherwise, and subject to the conditions stated in this Agreement, the consummation of the transactions contemplated hereby (herein called the “Closing”) shall be held “Electronically” on the date of this Agreement, which is referred to herein as the “Closing Date,” or, if the Parties agree on another date for the Closing, then the Closing Date shall be the date on which the Closing actually occurs. Electronically means the Sellers and Buyer shall exchange executed counterparts of this Agreement and the Operating Agreements by facsimile or by email, with original executed counterparts sent by Sellers and Buyer to the other by overnight delivery service to the address shown below in Clause 18 and the remainder of the Closing Obligations to be performed as described in Clause 10 below.

10.	Closing Obligations. At the Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Sellers shall deliver possession of the lands covered by the Leases to Buyer subject to the terms of this Agreement sufficient to allow Buyer to conduct Drilling and Completion operations for the Obligation Wells;

(b) Buyer shall pay the Purchase Price to Sellers by wire transfer in immediately available funds to an account designated by Sellers;

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(c) Sellers shall execute, acknowledge and deliver to the Trust Department of JPMorgan Chase Bank, N.A., North American Escrow Services, located at 712 Main Street, 5th Floor South, Houston, Texas 77002, Attention: Greg Campbell, 713-216-6079, greg.campbell@jpmorgan.com, as the “Escrow Agent,” subject to substantially the same terms as the Escrow Agent’s form attached as Exhibit F, (i) a recordable assignment, substantially in the form of the “Assignment” attached hereto as Exhibit D, and (ii) assignments of the appropriate form for filing wi t h the Superintendent of the Bureau of Indian Affairs, Fort Peck Agency, the appropriate office of the Bureau of Land Management, or the Trust Land Management Division of the State of Montana, as may be applicable which Assignments shall be sufficient to convey the Assets to Buyer;

(d) Buyer and Sellers shall execute the Operating Agreements, which subject to the terms hereof, shall govern operations for development of the Leases; and

(e) Buyer shall pay all costs and fees related to creation, administration and termination of the escrow.

POST-CLOSING COVENANTS

11.	Survival and Indemnification.

(a) The liability of Buyer and Sellers under each of their respective representations, warranties, and covenants contained in this Agreement shall survive the Closing and execution and delivery of the Assignment.

(b) Sellers shall be responsible for and shall indemnify, hold harmless, discharge, release, and defend Buyer from and against any and all liabilities: (i) relating to the Assets, but solely to the extent such liabilities are attributable to the period prior to the Effective Date; and (ii) arising from the inaccuracy of any representation or warranty of Sellers in this Agreement; provided, that the Sellers shall not be liable in respect of any representation or warranty to the extent of any matter or circumstance that has been fairly disclosed to Buyer in Exhibit E.

(c) Sellers shall be entitled to all income, receipts, rebates, benefits, credits and other value accruing to the Assets prior to the Effective Date;

(d) Buyer shall be responsible for and shall indemnify, hold harmless, discharge, release, and defend Sellers from and against any and all liabilities: (i) relating to the Assets, but solely to the extent such liabilities accrued on or after the Effective Date; and (ii) arising from the inaccuracy of any representation or warranty of Buyer in this Agreement.

(e) Subject to the terms of this Agreement, Buyer shall be entitled to all income, receipts, rebates, benefits, credits and other value accruing to the Assets on or after the Effective Date and Sellers shall pay to Buyer an amount equal to any such income, receipts, rebates, benefits, credits, and other value received by Sellers after the Effective Date within 10 days of Sellers’ receipt thereof.

(f) As used in this Clause 11, the term “liabilities” means damages, claims, losses, and expenses of any kind or character, including legal and other expenses reasonably incurred in connection with any claim, demand, or legal proceeding and all amounts paid in settlement of any claim, demand, or legal proceeding. Provided, however, no indemnified party shall be entitled to recover: (i) for any liabilities arising under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement in any amount in excess of the actual compensatory damages, court costs and reasonable attorney fees, suffered by such party; (ii) special, exemplary, and indirect or consequential damages arising in connection with or with respect to the transactions contemplated in this Agreement, including without limitation lost profits, lost reserves or lost business opportunities, except to the extent payable to a third party.

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(g) Notwithstanding anything to the contrary contained in this Agreement, other than the provisions of Clause 6.4(a)(iv), including without limitation, subsections (a) through (f) inclusive, above, the liability of Sellers for Sellers’ representations, warranties, and indemnities and Title Defects as provided in Clause 6 will: (i) be subject to a deductible of US$50,000.00 (in aggregate); (ii) be capped at $3,000,000 (in aggregate); and (iii) except for Title Defects which shall be controlled by Clause 6 as to duration, extend for one (1) year after the Closing Date. Notwithstanding the foregoing, Sellers shall not be liable for any breach of Sellers’ representations and warranties or for any claim for indemnity or any Title Defect unless and until the total value of any individual claim, including an individual Title Defect Amount, exceeds US$2,500.00, and then only the amount thereof that exceeds US$2,500.00 shall be counted towards the US$50,000.00 deductible.

12.	Operations and Operating Agreement. Sellers and Buyer each agree to be bound by the terms and conditions of the Operating Agreement attached hereto as Exhibit C and in which Buyer shall be named as Operator. The applicable Operating Agreement shall take effect as follows:

(a) prior to execution and delivery of the Assignment to Buyer pursuant to Clause 13, the relevant Operating Agreement shall apply only to the extent of any operations relating to Drilling and Completion of an Obligation Well to the extent the Operating Agreement is not in conflict with or inconsistent with the terms of this Agreement and from the date such Obligation Well has been Drilled and Completed by Buyer in accordance with this Agreement;

(b) upon delivery of the Assignment to Buyer pursuant to Clause 13, the applicable Operating Agreement shall apply in respect of all operations on the Leases, on and from which time all future costs, risks, and expenses that accrue with respect to any wells Drilled and all Drilling, Completion, and other costs and expenses of operations on the Leases with respect to the Assigned Interval shall be borne by the Parties and co-owners (if applicable) in accordance with their respective working interests under the applicable Operating Agreement, save where such costs and expenses are to be borne by the Buyer under this Agreement or by the Operator pursuant to the applicable Operating Agreement.

(c) The Parties recognize and understand that the Leases and lands currently included in the East Poplar Unit are subject to the existing East Poplar Unit Agreement and East Poplar Unit Operating Agreement for such approved federal exploratory unit. In this regard, the Parties will endeavor to have Buyer named as unit operator for the Assigned Interval even if this means segregating the unit into a Deep Interval unit and a Shallow Interval unit unless doing so will subject the Parties to Drilling and Completion obligations inconsistant with those set forth in this Agreement or jepordize the held by production status of the Leases within the East Poplar Unit. Inasmuch as the Parties do not know what course of action may be required regarding the East Poplar Unit, they agree hereby to determine such course of action in good faith cooperation with one another consistent with the terms and intent of this Agreement and the East Poplar Unit Operating Agreement, whether a new or an amendment to said existing Unit Operating Agreement, which shall contain the Special Provisions set forth as Article XVI in the attached Exhibit C, and the East Poplar Unit Operating Agreement for the Deep Interval shall conform as nearly as practicable to the terms and conditions of the AAPL Model Form 610-1989 operating agreement form attached hereto in Exhibit C.

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13.	Delivery of Assignments. Promptly following Buyer’s Completion of the Obligation Wells, Sellers shall direct the Escrow Agent to deliver to Buyer (i) the recordable assignment, substantially in the form of the “Assignment” attached hereto as Exhibit D, and (ii) assignments of the appropriate forms for filing wi t h the Superintendent of the Bureau of Indian Affairs, Fort Peck Agency, the appropriate office of the Bureau of Land Management , or the Trust Land Management Division of the State of Montana, as may be applicable. Sellers shall also deliver to Buyer any such additional governmental forms of assignment necessary to consummate the transaction contemplated by this Agreement. From the Closing Date until delivery of such Assignment by Sellers, so long as Buyer is not in material default under this Agreement, Sellers agree to hold title to the Assets to be acquired by Buyer hereunder in trust for the benefit of Buyer and shall not: (i) make or agree to make any other sale or transfer of all or any part of the Assets to be acquired by Buyer hereunder (other than a sale, merger, restructuring, reorganization, or other disposition to a person or entity controlling, controlled by, or under common control with such Seller or another Seller, or a sale, merger, or other transfer between one Seller and another Seller hereto); (ii) agree to any modification or amendment to any of the Leases (other than any modification or amendment which only affects the Shallow Interval); or (iii) permit any encumbrances, liens, claims, easements, rights, agreements, instruments, obligations, or other burdens to attach to or affect the Assets, other than the Permitted Encumbrances and Sellers’ retained interest in the Shallow Interval.

14.	Bureau of Indian Affairs. Promptly following Buyer’s Completion of the Obligation Wells, Sellers shall deliver the assignment of any of the Leases affecting tribal or alloted lands and Sellers and Buyer shall thereafter cooperate in seeking the approval of the Bureau of Indian Affairs, Fort Peck Agency in respect of the transfer of the affected Leases.

MISCELLANEOUS PROVISIONS

15.	Force Majeure. Provided Buyer has acted and continues to act as a reasonable and prudent operator, a failure by Buyer to spud an Obligation Well by the relevant date shall be excused to the extent that, and for so long as, such delay is caused by an inability by Buyer (due to a reason beyond its reasonable control) to (i) obtain from the applicable authorities a drilling permit or such other written authority necessary to commence drilling of a well for which Buyer has timely filed an application, or (ii) to procure all equipment, services, and supplies required to Drill and Complete the Obligation Wells, as applicable (“Force Majeure”). In no event shall Buyer be entitled to claim Force Majeure for a period of more than (i) nine months with respect to commencement of the first Obligation Well, or (ii) nine months, in the aggregate, with respect to commencement of the second and third Obligation Wells.

16.	Assignment. This Agreement may not be assigned by Buyer to any third party, except with the prior written consent of Sellers, which consent may be withheld for any reason. Any assignment or transfer to a parent or wholly owned subsidiary of Buyer or other reorganization or consolidation of Buyer utilizing its currently existing ownership shall not be considered an assignment to a third party for purposes of this Clause 16. This Agreement shall be binding on the parties hereto, their respective successors and permitted assigns.

17.

Relationship of the Parties. This Agreement does not create and shall not be construed to create a partnership, association, joint venture, or a fiduciary relationship of any kind or character between any Party to this Agreement and shall not be construed to impose any duty, obligation, or liability arising from such a relationship by or with respect to any Party to this Agreement. The rights and obligations of the Parties hereunder shall be several, not joint or collective and no Party shall have any liability hereunder to third parties to satisfy the default of another Party in the payment of any expense or obligation. The liability of Sellers hereunder shall be several not joint. Notwithstanding the foregoing, the Parties agree that the agreements and undertakings herein will be treated as the formation of a partnership for

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purposes of federal income taxation. Therefore, the Parties agree to be governed, for federal income tax purposes only, by the tax partnership agreement attached to the Operating Agreements, the form of which is attached hereto as Exhibit G. For every purpose other than the above described income tax purposes, however, and notwithstanding any other provision of this Agreement to the contrary, the Parties understand and agree that their relationship hereunder is not one of partnership, association, trust, joint venture, mining partnership, or entity of any kind.

18.	Notices. All notices hereunder shall be in writing, dated and signed by the Party giving the same. Each notice shall be sent or delivered, as applicable, to the address of the Party for whom it is intended at the address of such Party as shown below, by any of the following means: (i) delivered in person; (ii) certified mail with sufficient postage affixed, return receipt requested; or (iii) overnight delivery service, such as Federal Express or UPS; (iv) facsimile with a confirmation copy sent as set forth below; or (v) electronic mail, confirmed as set forth below. Notices shall be delivered as follows:

VAALCO Energy (USA), Inc.

4600 Post Oak Place

Suite 309

Houston, Texas 77027

Attention: Ms. Gayla M. Cutrer

Facsimile Number: 713-623-0982

Email Address: gcutrer@vaalco.com

Magellan Petroleum Corporation

(who is authorized to give and receive notices for all Sellers)

7 Custom House Street

Portland, Maine 04101

Attention: Jeff Tounge

Facsimile Number: 207-553-2250

Email Address: jtounge@magellanpetroleum.com

If such notice is mailed, the effective date of such notice shall be the date of delivery. A confirmation copy of any notice delivered in person, or sent by courier service, facsimile, or electronic mail, shall be sent, on the date such notice is delivered or sent, to the Party to whom the notice is addressed by certified mail return receipt requested, provided, however, the failure to mail such a confirmation copy will not affect the validity of the notice if its actual delivery is proved by other evidence. In no event shall a Party be deemed to have received a notice that would cause it to forfeit or lose an interest in property without written confirmation that notice was delivered hereunder. The address at which any Party hereto is to receive notice may be changed from time to time by such Party by giving notice of the new address to the other Party as provided above. Notwithstanding the foregoing, unless otherwise specifically provided herein, if a notice is received after 5:00 P.M. on a business day where the addressee is located, or on a day that is not a business day where the addressee is located, such notice is deemed received at 9:00 A.M. on the next business day where the addressee is located.

19.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Colorado, without giving effect to any principles of conflicts of laws; provided, however, the laws of the State of Montana will govern matters related to conveyancing and Title Defects.

20.	Severability. If, for any reason and for so long as, a clause or provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, unenforceable, or

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unconscionable under a present or future law (or interpretation thereof), the remainder of this Agreement will not be affected. An illegal or invalid provision will be deemed severed from this Agreement, as if this Agreement had been executed without the illegal or invalid provision. The surviving provisions of this Agreement will remain in full force and effect unless the removal of the illegal or invalid provision destroys the legitimate purposes of this Agreement, in which event this Agreement shall be null and void.

21.	Entire Agreement. This Agreement, together with the Recitals and attached Exhibits and Schedules, which are incorporated herein by reference, constitute the entire agreement of the Parties with respect to subject matter hereof and, except as may be otherwise explicitly set forth herein, supersedes all prior written or oral commitments, arrangements or understandings with respect thereto, including the letter dated 6 July 2011, and there are no restrictions, agreements, promises, warranties, or covenants or undertakings with respect to the subject matter of this Agreement other than those expressly set forth herein or in the attached Exhibits. Each Party acknowledges that in agreeing to enter into this Agreement, it has not relied on any express or implied representation, warranty, collateral contract, or other assurance made by or on behalf of any other Party at any time before the entering of this Agreement.

22.	Time of the Essence. The Parties agree that time is of the essence with regard to the provisions of this Agreement.

23.	Conflicts. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the attached Exhibits and Schedules and any Operating Agreement entered into hereunder, the provisions of this Agreement shall prevail. A conflict or inconsistency between this Agreement and any Exhibits and Schedules or any Operating Agreement entered into hereunder does not exist if an Exhibit or Schedule or Operating Agreement contains provisions concerning an action or circumstance that is not covered by the provisions of this Agreement.

24.	No Third Party Beneficiaries. This Agreement confers no rights or remedies on any third party, other than the Parties to this Agreement and their respective successors and permitted assigns.

25.	Waiver and Amendment. The Parties may waive any provision of this Agreement in writing. The failure to insist upon the strict performance of any covenant, term, condition, or other provision hereof or default or breach in connection herewith shall not be construed as a waiver thereof. The waiver of any covenant, term, condition, or other provision shall not affect or alter this Agreement or any other covenant, term, condition, or provision hereof, nor render unnecessary consent to or approval of any subsequent similar act.

26.	Confidentiality. Sellers and Buyer shall treat this Agreement, and all negotiations relating to this Agreement, as confidential, except that disclosure of the existence of this Agreement and/or its provisions may be made: (a) to those officers, employees, or other authorized agents and representatives and professional consultants of a Party hereto to whom disclosure is reasonably necessary in connection with the transactions under this Agreement and who shall agree to be bound by the terms of this Clause; (b) as otherwise consented to in writing by the Parties hereto; or (c) if in the opinion of the disclosing Party’s legal counsel: (i) such disclosure is legally required to be made in a judicial, administrative, or governmental proceeding pursuant to a valid subpoena or other applicable order; (ii) such disclosure is legally required to be made pursuant to the rules or regulations of a stock exchange or similar trading market applicable to the disclosing Party; or (iii) such disclosure is legally required to be made by the rules and regulations of any regulatory authority.

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27.	Further Assurances. Each Party shall execute such additional documents and take such further actions as are reasonable or necessary to fully satisfy the terms and intent of this Agreement.

28.	Transactions Costs and Expenses. Except as may be otherwise provided in this Agreement, each Party shall bear its respective costs and expenses in connection with the negotiation and consummation of the transaction contemplated by this Agreement. Buyer shall be responsible for the payment of any stamp duty, recording or filing fees pertaining to any assignment to Buyer, or other similar fees or taxes associated with the transaction contemplated by this Agreement.

29.	Dispute Resolution. Subject to Clauses 6 and 30, the Parties shall endeavor to resolve any controversy, claim or dispute arising out of or relating to this Agreement, or any breach thereof including without limitation any dispute concerning the scope of this arbitration clause, by mediation using American Arbitration Association Mediation Procedures. Unless the Parties agree otherwise, the mediator will be selected from the CPR Panel of Distinguished Neutrals for Energy, Oil & Gas - Montana. Any controversy, claim, or dispute arising out of or relating to this Agreement, including the breach, termination, or validity thereof, which remains unresolved 45 days after initiation of the mediation procedure, shall be finally resolved by arbitration in accordance with the CPR Rules for Non-Administered Arbitration, by a sole arbitrator selected by mutual agreement of the Parties from CPR Panel of Distinguished Neutrals for Energy, Oil & Gas, or, if the Parties are unable to agree upon a sole arbitrator within five business (5) days after initiation of the arbitration procedure, then by three arbitrators of whom each party shall appoint one in accordance with the ‘screened’ appointment procedure provided in Rule 5.4, provided, however, that if one Party fails to participate in the mediation as agreed herein, the other Party can commence arbitration prior to the expiration of the time periods set forth above. The place of mediation or arbitration shall be Denver, Colorado.

Any arbitrator will be a neutral attorney licensed in the States of Colorado or Montana with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated or a neutral individual that for the ten (10) years immediately prior to such appointment have been primarily employed in a professional or management capacity in the oil and gas industry with experience in the subject matter area of the dispute to be arbitrated. The arbitrator(s) will determine whether or not an issue is arbitrable and will give effect to the limitations in this Agreement and statutes of limitation (as applicable) in determining any claim. The arbitrator(s) will decide (by documents only or with a hearing at the arbitrator’s discretion) any pre-hearing motions that are similar to motions to dismiss for failure to state a claim or motions for summary judgment. The arbitrator(s) shall resolve all disputes regarding the construction and application of this Agreement in accordance with the substantive law of Colorado. In no event shall the award include any amount for special, punitive, or exemplary damages, except in the case of a third party indemnity for which a Party is responsible in accordance with the terms of this Agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any Party, including the plaintiff, to submit the controversy or claim to arbitration if any other Party contests such action for judicial relief. The Parties shall bear equally the expenses of the arbitrator(s), but each Party shall bear its own attorneys’ fees and other expenses in connection with the arbitration. The award of the arbitrator(s) shall final and non-appealable.

30.

Independent Expert. If Sellers and Buyer are unable to agree in respect of any matter set out in Clause 5 that is to be determined by the agreement of the Parties acting in good faith within [30] days, either Party may refer the matter to an independent expert (“Expert”). If the Parties fail to agree on an Expert for purposes of this Clause 30, then the matter set out in Clause 5 hereof that the Parties are not able to resolve between themselves shall be resolved pursuant to the procedure setforth in Clause 29. Dispute Resolution. The Expert shall be afforded such access to documents

Magellan_VAALCO PSA (Final)	Page 20 of 30

and other information in the possession of the Parties as the Expert may reasonably request and he shall act as an expert and not an arbitrator. The Expert’s determination shall be rendered within ten (10) business days after submission of the dispute by the Parties and, in the absence of fraud or manifest error, be final and binding on the Parties. The fees and disbursements of the Expert shall be borne equally by the Sellers and Buyer and the Parties shall bear their own costs in respect of such reference.

31.	Counterparts. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same Agreement, and any Party (including any duly authorized representative of a Party) may enter into this Agreement by executing a counterpart.

32.	Area of Mutual Interest. There is hereby created an Area of Mutual Interest (the “AMI”) which shall consist of the lands covered by the Leases together with a one mile buffer, all as set forth and designated by crosshatching on the plat attached hereto as Exhibit H.

(a) If, during the period of time beginning with the date of this Agreement and ending two (2) years from the date of this Agreement, either Buyer or Sellers or an affiliate of any such Party agrees to acquire (including by extension or renewal) an oil, gas and mineral lease, mineral interest, overriding royalty interest, royalty interest or any other interest in oil or gas or any contractual right to acquire interests in oil and gas leases (any of which is referred to herein as an “Interest” or collectively as “Interests”) within the AMI, the acquiring Party shall, within 30 days of finalizing the acquisition, offer to the non-acquiring Party the right to purchase its proportionate share of such Interest, being 65% for Buyer or 35% for Sellers, respectively their “Proportionate Share,” by paying its Proportionate Share of the acquiring Party’s actual third party costs incurred in connection with the acquisition of such Interest (such costs to include, but are not necessarily limited to, the acquiring Party’s land work with respect to the Interest, the lease bonus, option payments, broker fees, filing fees, cost of third party title examination, and third party legal and consultant fees). If two or more Interests are included in a single notice, the non-acquiring Party will have the right to make separate elections as to each of the acquired Interests.

(b) An offer made pursuant to this AMI must be in writing and include sufficient information for such non-acquiring Party to reasonably evaluate the offer, including a complete description of the acquired Interest and information (to the extent known) specifying the number of gross and net lease acres, existing overriding royalties or other burdens affecting the Interest, the purchase price, and the terms of the acquisition, as well as the actual acquisition costs, the obligations required to earn such Interest, including bonus considerations or equivalent if other than cash, broker’s fees, recording fees, and rentals, and any other information the acquiring Party deems relevant to the acquisition of the Interest. The offer should be made in the manner for giving any other notices under this Agreement. The Party receiving the offer shall have 30 days (the “Acceptance Period”) following receipt of such notice in which to elect to participate in the acquisition, and if such an election is made within the Acceptance Period, payment for such Party’s Proportionate Share shall be made within 30 days of such Party’s acceptance.

(c) If such non-acquiring Party elects to participate, the acquiring Party shall assign the applicable percentage interest in the Interest to such non-acquiring Party within 10 business days of receiving such non-acquiring Party’s payment, free and clear of any burdens created by the acquiring Party other than those burdens placed on such Interest by the transferor of the Interest to such acquiring Party. Any Interest acquired after the date of this Agreement, including any Interest in which both Sellers and Buyer participate, shall be subject to the provisions of the applicable Operating Agreement but such Interest shall not be part of the Leases or Assets hereunder or subject to the terms of this Agreement (other than this Clause 32) and the costs and expenses attributable to such Interest shall be borne by Sellers and

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Buyer in proportion to their Proportionate Shares in such Interest. Failure of the non- acquiring Party to: (i) respond in writing to an acquisition notice within the Acceptance Period; or (ii) pay for its share of costs within 15 days of the Party’s election to take its Proportionate Share of the Interest will be deemed an election not to acquire a share of the Interest.

(d) If an Interest is to be earned by drilling wells or shooting seismic, the non-acquiring Party must ratify all appropriate agreements within the Acceptance Period and agree to participate in and pay for its share of such required operations. If the non-acquiring Party turns down any Interest or fails to timely pay for its share of such Interest, the acquiring Party shall hold such interest free and clear of any further obligations under this Agreement and the applicable Operating Agreement.

(e) Notwithstanding anything herein to the contrary, to the extent that any Interest covers any portion of the Shallow Interval, it is expressly understood and agreed to by and between Buyer and Sellers that any rights in any Interest within the Shallow Interval shall belong exclusively to Sellers. If an Interest covers both the Assigned Interval and the Shallow Interval, the Sellers shall have the exclusive rights to the Shallow Interval. Further, in such case for the purposes of this Clause 32, the acquisition costs, other than those associated with a required well that targets a zone located within the Assigned Interval, will be allocated one-third to the Shallow Interval and thus for this portion of the Interest, 100% the responsibility of Sellers, and two-thirds to the Assigned Interval and subject to the terms and conditions prescribed by this Clause 32, including having each electing Party pay its Proportionate Share of such costs. Costs associated with any well required to earn the affected Interest that is targeted to a zone within the Assigned Interval shall be subject to the terms and conditions prescribed by this Clause 32, including having each electing Party pay its Proportionate Share of such costs and therefore, not subject to the one third/two thirds split, even though Sellers shall be entitled to an assignment of the entirety of the Shallow Interval so earned by the drilling of this well; provided, however, if commercial production is established in a well completed in the Assigned Interval and such production cannot be produced simultaneously with Shallow Interval production, if any, employing reasonable commercial methods then in use in the area of the Leases, then the well completed in the Assigned Interval shall be produced until Operator, pursuant to the applicable Operating Agreement, determines that it is no longer capable of production, at which time Operator shall commence production from the Shallow Interval. Nothing in the preceding sentence shall prohibit Sellers from drilling and completing a well in the Shallow Interval during the period the well in the Assigned Interval is producing.

(f) Notwithstanding anything herein to the contrary, the provisions set forth in this Clause 32 will not apply to any (i) acquisitions which (A) result from a merger, consolidation, reorganization with, by, or between a Party (or such Party’s affiliate) and another party, or (B) result from a merger or acquisition of the stock or equity of another Buyer or Sellers, or any of them, by another entity or partnership or an acquisition of at least 51% of all of the assets of an entity by the acquiring Party (or such Party’s affiliate), whether by cash, like-kind exchange, stock purchase or otherwise; (ii) transfers between a Party and any of its affiliates; or (iii) transfers between the parties to any Operating Agreement binding on the Interests.

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EXECUTED by Buyer and each Seller this 6th day of September 2011

SIGNED by [ ] )
For VAALCO ENERGY (USA), INC. )	/s/ Gayla M. Cutrer
Gayle M. Cutrer, Vice President

SIGNED by [ ] )
For MAGELLAN PETROLEUM
CORPORATION )	/s/ Antoine Lafargue
Antoine Lafargue

SIGNED by [ ] )
For NAUTILUS POPLAR LLC )	/s/ Antoine Lafargue
Antoine Lafargue

Magellan_VAALCO PSA (Final)	Page 23 of 30

EXHIBIT A – LEASES

EXHIBIT B – MATERIAL CONTRACTS

EXHIBIT C – OPERATING AGREEMENT

EXHIBIT D – FORM OF ASSIGNMENT

EXHIBIT E – DISCLOSURE STATEMENT

EXHIBIT F – ESCROW INSTRUCTIONS

EXHIBIT G – TAX PARTNERSHIP

EXHIBIT H – AMI PLAT

Note: Pursuant to Item 601(b)(2) of Regulation S-K, the registrant has omitted Exhibits A-H. The registrant will furnish supplementally to the Securities and Exchange Commission such exhibits, upon request.